UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 3)
TODD SHIPYARDS CORPORATION
(Name of Subject Company)

TODD SHIPYARDS CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

889039103
(CUSIP Number of Class of Securities)

___________________
Michael G. Marsh
Secretary and General Counsel
TODD SHIPYARDS CORPORATION
1801-16th Avenue SW
Seattle, WA 98134
(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
(314)241-9090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Todd Shipyards Corporation, a Delaware corporation (the “Company”), on December 30, 2010, as amended by Amendment No. 1 filed with the SEC on January 11, 2011, and as further amended by Amendment No. 2 filed with the SEC on January 14, 2011.  The Schedule relates to the offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), to purchase for cash all outstanding Shares at a price of $22.27 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable withholding and transfer taxes, payable by Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Schedule on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 30, 2010.

Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information – Litigation” is hereby amended by replacing the entire subsection with the following:

“Between December 27, 2010 and January 13, 2011, the following class action lawsuits were filed by purported stockholders of the Company in the Superior Court of King County, Washington, in connection with the Merger Agreement, the Offer and the Merger:

•	Cheryl Marshall v. Todd Shipyards Corporation, et. al., Case No. 10-2-4502701;

•	Karl Graulich v. Todd Shipyards Corporation, et. al., Case No. 10-2-45398-9;

•	Oscar Lee Walker v. Todd Shipyards Corporation, et. al., Case No. 11-2-02713-9; and

•	Renee Sternheim and Isaac Sternheim v. Todd Shipyards Corporation, et. al., Case No. 11-2-03059-8.

The above-referenced actions variously name as defendants the Company, the directors and executive officers of the Company (the “Individual Defendants”), Woodbourne Partners, L.P., Parent and Purchaser. The complaints generally allege, among other things, that the Individual Defendants have breached their fiduciary duties to the Company’s stockholders, including the duties of good faith, loyalty and due care, and that Parent, Purchaser and Woodbourne Partners, L.P. aided and abetted the Individual Defendants’ alleged breaches of their fiduciary duties. The complaints variously include, among others, allegations that (i) the consideration to be received by the holders of Shares is unfair, inadequate and less than the “intrinsic value” of the Shares, (ii) the provisions of the Merger Agreement unfairly protect the transactions proposed between the Company and Parent, including through a grossly excessive termination fee and inadequate go-shop period, (iii) the Top-Up is coercive, (iv) the Individual Defendants did not seek competitive bids prior to entering into the Merger Agreement, and (v) the Schedule is misleading and/or insufficient. Plaintiffs in the actions seek, among other relief, injunctive relief preventing the defendants from consummating the Offer and the Merger, compensatory damages and attorneys’ fees and expenses. The Company believes the aforementioned complaints are completely without merit, and intends to vigorously defend against them.”

Item 8, “Additional Information – Certain Company Projections,” is hereby amended and supplemented by adding the following paragraph to the end of such subsection:

“On January 20, 2011, the Company announced that the U.S. Coast Guard awarded to Todd Pacific a $4,883,691 modification to an existing contract between the U.S. Coast Guard and Todd Pacific in support of the USCGC Healy.  This modification, and the financial effects thereof, were included in the Projections which, as described above, were provided to Purchaser, Parent and Houlihan Lokey.  The award of this modification by the U.S. Coast Guard does not represent a change to the Projections.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TODD SHIPYARDS CORPORATION

By:           /s/ Michael G. Marsh
Name:      Michael G. Marsh
Title:        Secretary and General Counsel

Dated: January 20, 2011